NF Energy Savings Corporation of America
21 Jia Bei Si Dong Road
Tie Xi Qu
Shenyang, PRC 110021

October 20th, 2009

Filed via EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4631

Attention: John Cash, Branch Chief

Re: NF Energy Savings Corporation of America
Form 10-K for the year ended December 31, 2008
File No. 0-50155

Dear Sirs:

We are responding to your comment by letter dated October 13, 2009, sent to NF Energy Savings Corporation of America ("Company") concerning the above referenced Form 10-K. We have repeated the staff comments for your convenience, with a written response set forth thereafter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies

Accounts receivables, page 21

We note your response to our previous comment two and appreciate the additional information. Please tell us, and in future filings explain, why your accounts receivable days outstanding appears to be significantly longer than your typical 30-90 day payment terms. Additionally, please explain the negative impact that the lengthy accounts receivable days outstanding has on your liquidity.

Answer:

Our accounts receivable days outstanding become significantly longer than our general 30-90 day payment terms, because of the following two factors:
(1) Our customers are generally large or stated-owned construction contractors or developers

mainly engaging in the state government-sponsored infrastructure projects such as large hydraulic/aqua-engineering projects, power plants and urban sewage network projects in the PRC. Usually, these infrastructure projects are undertaken in a number of phases over a certain period of time. Our valve equipments are generally considered as major or significant components in the development phase in these infrastructure projects. In our industry practice, we are paid by these construction contractors and/or developers when they have been paid by the local government or state-owned enterprises after the full inspection of each milestone during the development phase. Given that the development of these infrastructure projects requires a high level of quality and complexity, as well as the size of the projects, the inspection process may take even longer. Hence, we may not collect the accounts receivable in a timely manner, or it may take longer than our agreed payment terms.

We have a high level of assurance on the recoverability of these accounts receivable, based on our ongoing assessment of the customer credit-worthiness and their payment history. These customers are usually large state-owned corporations with good credit ratings. At the end of each period, we specifically evaluate the structure and collectibility of accounts receivable and for the receivables that are past due or not being paid according to payment terms, we take appropriate actions to exhaust all means of collection, including seeking legal resolution in a court of law. We will consider the allowance for doubtful accounts for any estimated losses resulting from the inability of our customers to make required payments.

(2) We offer the customers free 12-months' product warranty on a case-by-case basis, depending upon the type of customers, nature and size of the infrastructure projects. Under such arrangements, a portion of the project contract balance (usually 5-10% of contract value) is withheld by a customer for 12 months, until the product warranty is expired. Retention receivables of $536,050 were included in trade accounts receivable as of December 31, 2008.

94% of accounts receivable included in the balance sheet as of December 31, 2008 were subsequently settled. The remaining outstanding balance is mainly attributable to the retention receivable which will be fully collected prior to December 31, 2009.

We will separately disclose the amount of retention receivable on the balance sheet in future filings, to improve the quality of the presentation.

The lengthy accounts receivable days outstanding may have a certain extent of negative impacts on our liquidity. In order to reduce and eliminate such negative impact to enable our continuing operation, we are actively taking the preventive measures on the collection of accounts receivable.

With the continuing growth of our business, our accounts receivable will be increased accordingly. If the lengthy accounts receivable days exceed our agreed payment term, it may have a certain extent of negative impacts on our daily operation and our long-term business development. During 2008, we received an additional fund amounting to US$2 million through a private placement to strengthen our working capital. We have sufficient cash resource to maintain stable operation and to meet our current business plan, also adequately respond to the collection of lengthy accounts receivable. Therefore, we do not expect to have a material negative impact on our capital resource and liquidity.

For the accounts receivables, we will closely monitor the creditability of our customers to manage and reduce the associated risks, at the same time, coordinate by seeking recovery approach and set a regular basis to keep track the progress of the collection of accounts receivables. We also evaluate the aging analysis of account receivables on a regular basis, and assess the customers' credit-worthiness on a timely manner to sustain our continued healthy collection position.

On the other hand, there are no absolute assurances that the prevailing condition above can persist into the unforeseeable future. Therefore, should our actual collections experience change, we consider that the allowances may be required and will be disclosed in details in our financial statements.

In connection with responding to the Staff comments, the company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/

Li Hua Wang,
Chief Financial Officer

cc: Mindy Hooker, Staff Accountant
Anne McConnell, Senior Staff Accountant

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